NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

RAGLAN PROJECT - 2003 PROGRAM OVERVIEW
Surface Samples Yield Significant Ni-Cu-Co and PGMs

TSX Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

October 9, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange and its partner Cascadia International Resources Inc. ("Cascadia") Symbol "CJ" are pleased to announce that their summer 2003 Raglan exploration program has been successful and present the following overview. The field program consisted of a large scale logistical move and camp construction phase, extensive prospecting and sampling, gridding and ground geophysics, a 6600 line km AeroTEM airborne survey and the drilling of an initial thirteen drill holes aimed at identifying targets horizons and stratigraphies. The Raglan Belt is thought to contain geology and mineralization similar to the Thompson Nickel Belt and Dumbarton nickel deposits in Manitoba and the Shebandowan nickel deposit in Ontario.

The basis of the 2003 program was to lay a foundation for the planned, geologically and drill intensive, 2004 and 2005 programs. The extensive 2003 prospecting/sampling program was again successful in identifying notable mineralization at surface from grab and bedrock sampling. The new nickel, copper, platinum, palladium, cobalt and gold assays combined with those released by Novawest in previous year's releases confirm that mineralization being encountered on the Novawest/Cascadia Raglan Assemblage carries strong similarities to that identified by Canadian Royalties to the east, Anglo American/Knight Resources to the west and that being mined by Falconbridge Limited to the east. The 2003 results yielded significantly higher nickel content than those released by Novawest in 1997-98.

Prospecting crews dispatched by helicopter on a daily basis carried out the representative sample collection and an analysis of these samples is currently being undertaken. Their aim was specifically to conduct (1) representative and channel sampling of outcrop (2) traverse across the various lithologies collecting structural information etcetera and representative samples for lithochemical follow-up and evaluation to identify potential future drill targets. The focus on this particular NovaWest/Cascadia project has now shifted from fieldwork to data analysis, assaying and data assessment. A large number of the surface sample results have now been received. Some of the more interesting representative surface samples collected in the 2003 program yielded the analytical results, as prepared by ALS Chemex, are listed in the chart herein. The samples are being plotted and further diagnosed for follow-up in next seasons' program.

Preliminary findings based on partial receipt of assays to date, indicate that:

1. As anticipated, gossans, where present, were invariably low in the target element, nickel but rich in copper/PGMs. Results from earlier samples collected by the Novawest also returned minimal metal (Ni) values although extensive sulphides were prevalent. This phenomena is consistent with the results published by Raglan Mines on its Raglan property (now owned by Falconbridge Ltd.) who reported their sampled gossans had lost in the order of 80% of the expected nickel and also meets the criteria for our in-house model that the Raglan nickel deposits are surrounded by 'Halos' representing a remobilized ore comprised mainly of mineralization rich in Cu-PGMs.
2. From the surface samples, the Bravo horizon has been identified over a mineralized trend covering approximately 2500 metres west to east; the Echo horizon over a mineralized trend covering approximately 2500 metres west-northeast; the Echo West horizon over a mineralized trend covering approximately 750 metres west-northeast; the Delta East horizon over a mineralized trend covering approximately 2000 metres west-southeast; the Delta South horizon over a mineralized trend covering approximately 500 metres west to east, and the Delta West horizon over a mineralized trend covering approximately 400 metres west-southeast.

3. Mineralized samples reported in the chart included herein are located in either the southern, central or northern areas of the property but most notably all but one of the Bravo, Echo, Echo West, Delta East, Delta South, Delta West, North Nuvilik, Ireka, Wizard, Cross Lake Extension, and Rainmaker mineralized zones are ideally situated on either the North, Main or South Raglan Trends and appear to have a direct correlation to these three trends.
4. Although primary Raglan Ni-Cu-PGM orebodies such as Falconbridge Limited's nearby high grade Delta deposit are a target, it appears that the PGM tenor associated with the Delta, Bravo and Echo sills along the South Raglan Trend, which transects the Novawest/Cascadia Raglan Assemblage west to east for about 45-50 kms, may be quite different from the usual PGE bearing ore, thus these ultramafic sills of this area of the Raglan Assemblage may also carry high PGM primary concentrations similar to the Merensky Reef, a possibility also raised in 'The Chlorite-Hosted PGM of the Bravo Sill, Ungava Trough, New Quebec (Daxl, Hermann, May 1986, P-52).

During the 2003 field program Novawest/Cascadia completed a helicopter-borne EM/magnetic survey over its properties in the Raglan Belt of northern Quebec. Aeroquest using AeroTEM, a proprietary transient EM system, flew the survey. The 6700 line km survey was flown with a line spacing of 100 metres. Aeroquest will present the final results at a scale of 1:10,000. The AeroTEM system was chosen because of its promise of depth of exploration, high resolution and broadband detection features. Preliminary results show that all of these expectations have been met and confirm the appropriateness of AeroTEM for Ni-PGM exploration in the Raglan Belt. A large number of very attractive geophysical targets have been outlined by the AeroTEM survey. Prioritization will be based on merging the airborne results with the geology and a detailed analysis of the AeroTEM results. Final interpretation of the AeroTEM data will involve calculation of the high conductance response from selected targets using the information collected during the transmitter "on-time". This processing step is normally carried out after the survey has been flown. Identification of the higher conductance targets as identified by their late "on-time" response and ones that have a good magnetic association are selected as the best candidates for potential nickel-sulphide targets. The orientation and depth of these selected conductors is estimated through modeling. This work will be done this winter in preparation for next summer's field program.

Sample No.	**Cu ppm**	**Cu %**	**Ni ppm**	**Ni %**	**Co ppm**	**Co %**	**Au *ppm**	**Pt *ppm**	**Pd *ppm**	**Rh *ppm**	**Pd+Pt+Au *ppm**
1006	18800	1.880	584	0.070	26	0.003	0.138	0.809	3.54	n/a	4.487
1007	30700	3.070	8350	0.870	110	0.011	58.4	1.760	6.17	n/a	66.330
1022	2560	0.256	1700	0.170	130	0.013	0.011	0.178	0.687	n/a	0.876
1024	2470	0.247	2180	0.218	150	0.015	0.093	0.169	0.782	n/a	1.044
1026	1265	0.127	1725	0.173	95	0.010	0.719	0.263	0.487	n/a	1.469
1027	2310	0.231	1930	0.193	103	0.010	0.019	0.497	0.481	n/a	0.997
2001	56600	5.660	1400	0.140	93	0.010	0.063	2.30	1.750	n/a	4.113
2002	96400	9.640	500	0.050	46	0.005	2.65	1.490	6.92	0.361	11.060
2009	16700	1.670	235	0.024	22	0.002	0.303	0.292	0.670	0.030	1.265
2010	4120	0.410	2330	0.235	186	0.021	0.048	0.329	1.355	0.044	1.732
2015	7110	0.704	434	0.040	60	0.006	3.19	<0.005	0.033	n/a	3.228
4017	13100	1.33	16600	1.850	952	0.100	0.005	1.280	0.323	n/a	1.608
4018	>50000	4.88	5100	0.510	290	0.029	0.015	1.395	0.206	0.597	1.616
4022	1625	0.18	4000	0.400	1200	0.120	0.094	0.006	0.004	0.001	0.104
4040	34700	3.470	463	0.046	41	0.004	0.050	0.520	0.632	n/a	1.202
4041	4260	0.422	4300	0.427	319	0.034	0.040	0.364	1.845	0.158	2.249
4044	58890	5.89	340	0.034	41	0.004	n/a	n/a	n/a	n/a	n/a
4049	1000	0.100	460	0.046	120	0.012	n/a	n/a	n/a	n/a	n/a
4066	1835	0.184	210	0.021	286	0.029	n/a	n/a	n/a	n/a	n/a
4069	8090	0.809	60	0.006	277	0.028	0.004	0.005	0.001	n/a	0.010
4072	4900	0.490	190	0.019	142	0.014	0.007	0.005	0.001	n/a	0.013
4074	2260	0.230	152	0.015	508	0.050	0.004	0.007	0.001	n/a	0.120
4075	6860	0.690	246	0.025	232	0.023	0.006	0.005	0.001	n/a	0.120
4077	9860	0.986	44	0.004	49	0.005	0.045	0.005	0.001	n/a	0.051

***Note: 1 ppm is the equivalent of 1 g/t**

Table cont'd

Sample No.	Cu ppm	Cu %	Ni ppm	Ni %	Co ppm	Co %	Au *ppm	Pt *ppm	Pd *ppm	Rh *ppm	Pd+Pt+Au *ppm
4078	15600	1.560	64	0.006	43	0.004	0.037	0.005	0.001	n/a	0.043
4079	11500	1.150	26	0.003	9	0.009	0.011	0.005	0.001	n/a	0.017
4081	13700	1.370	140	0.014	47	0.005	0.007	0.005	0.001	n/a	0.013
4084	43700	4.370	153	0.015	n/a	n/a	0.225	0.005	0.001	n/a	0.231
4085	10550	1.055	93	0.009	n/a	n/a	0.020	0.005	0.001	n/a	0.026
4094	9090	0.909	284	0.028	112	0.011	n/a	n/a	n/a	n/a	n/a
4101	4150	0.415	1395	0.140	410	0.041	n/a	n/a	n/a	n/a	n/a
5010	1760	0.165	2080	0.204	360	0.039	0.006	0.021	0.108	0.011	0.135
5011	1460	0.146	2010	0.201	94	0.009	0.025	0.241	0.576	n/a	0.842
6003	3470	0.347	98	0.010	24	0.002	n/a	n/a	n/a	n/a	n/a
6005	2930	0.293	1725	0.173	140	0.014	0.024	0.186	0.893	n/a	1.103
6006	2760	0.276	1255	0.126	131	0.013	0.024	0.106	0.455	n/a	0.585
6007	4530	0.453	2390	0.239	236	0.024	0.013	0.122	0.536	n/a	0.671
6015	1170	0.117	780	0.078	20	0.002	n/a	n/a	n/a	n/a	n/a
6017	4870	0.487	260	0.026	140	0.014	n/a	n/a	n/a	n/a	n/a
6020	7010	0.701	320	0.032	200	0.020	n/a	n/a	n/a	n/a	n/a
6024	3180	0.318	3510	0.351	211	0.021	0.019	0.153	0.303	n/a	0.475
6025	1460	0.146	2960	0.297	137	0.014	0.016	0.150	0.414	n/a	0.580
6060	940	0.094	12050	1.205	200	0.020	n/a	n/a	n/a	n/a	n/a
6084	2890	0.297	4440	0.448	763	0.081	0.008	0.023	0.202	0.050	0.233
6085	1075	0.101	6220	0.642	1065	0.116	0.002	0.045	0.197	0.109	0.244
6086	1825	0.176	1465	0.142	258	0.028	0.011	0.006	0.071	0.019	0.088
6092	10750	1.075	1345	0.135	150	0.015	0.102	2.10	8.77	n/a	10.972
6093	5780	0.578	2380	0.238	159	0.016	0.099	0.294	1.150	n/a	1.543
6094	3490	0.349	2430	0.243	178	0.018	0.023	0.202	0.944	n/a	1.169
6095	4090	0.424	2670	0.275	178	0.021	0.050	0.284	1.350	0.032	1.684
6098	6300	0.630	8010	0.801	336	0.034	0.011	0.640	0.770	n/a	1.421
6099	4510	0.433	11450	1.130	629	0.067	0.015	0.340	0.616	0.094	0.971
6100	4980	0.498	9480	0.948	519	0.052	0.015	1.405	1.730	n/a	3.15
6101	3150	0.315	7670	0.767	299	0.030	0.101	0.411	0.399	n/a	0.911
7001	1030	0.101	1755	0.194	306	0.036	0.002	0.020	0.073	0.010	0.095
8013	4093	0.493	19050	1.905	1160	0.116	n/a	n/a	n/a	n/a	n/a
8017	6940	0.694	1860	0.186	114	0.011	0.051	0.345	1.050	0.047	1.446
8018	9660	0.966	2630	0.263	189	0.019	0.064	0.250	1.170	n/a	1.484

***Note: 1 ppm is the equivalent of 1 g/t**

** **n/a:** Denotes data that was either not assayed for or not available at the time of this release.

NOTE: Due to the significance of the Au/PGM results from sample #1007, Novawest/Cascadia requested that the results be confirmed by Chemex by re-assay and chose to use the lower of the two results above.

Additional assays from surface samples and various sections of the drill core including massive sulphides and semi-massive material are pending and will be reported in a timely manner. The assaying is being carried out and certified by ALS Chemex of North Vancouver, B.C. The Novawest/Cascadia qualified person is Hermann Daxl, M.Sc. and Hermann Daxl, M.Sc. is the qualified person responsible for this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien, President

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

$576,000 PRIVATE PLACEMENT AMENDED TO BE PARTIAL FLOWTHROUGH

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

October 08, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange announces that the non-brokered Private Placement announced September 19th, 2003 has been amended so that the proceeds will be blended to be ninety percent flow-through and ten percent non-flowthrough. The other terms of the private placement have not changed. The private placement will be for 1,200,000 units at a price of $0.48 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of eighteen months at a price of $0.50 per share. A finder's fee will apply to this transaction in accordance with the policies of the TSX Venture Exchange. Ninety percent of the proceeds of the financing will be applied to the Company's Canadian exploration projects while the remainder will be applied to the Company's working capital. The shares will be subject to the applicable hold period per TSX Venture Exchange policy. All terms are subject to the approval of the TSX Venture Exchange.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman